Exhibit (a)(viii)

PRESS RELEASE

CONTACT:

Marilynn Meek

ZAIS Financial Corp.

Financial Relations Board

212-827-3773

ZAIS Financial Corp. Announces Results of Tender Offer

RED BANK, N.J., Oct. 26, 2016 /PRNewswire/ -- ZAIS Financial Corp. (NYSE: ZFC) (“ZFC” or the “Company”) announced today the preliminary results of its previously announced tender offer, which expired at 12:00 midnight, Eastern time, at the end of October 25, 2016.

Based on the preliminary count by the depositary, a total of 6,038,097 shares of ZFC’s common stock (the “Shares”) were validly tendered and not validly withdrawn pursuant to the tender offer, including 147,635 Shares that were tendered through notice of guaranteed delivery.

The tender offer was oversubscribed. In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, ZFC expects to repurchase approximately 4,185,497 Shares at $15.37 per Share on a pro rata basis, for a total cost of approximately $64.3 million, excluding fees and expenses related to the tender offer. As such, ZFC has determined that the preliminary proration factor for the tender offer is approximately 69.3%. The Shares that are expected to be repurchased represent approximately 47% of ZFC’s outstanding Shares as of October 26, 2016.

The number of Shares expected to be purchased in the tender offer and the proration factor referred to above are preliminary and subject to change. The preliminary information contained in this press release is based on the assumption that all Shares tendered through notice of guaranteed delivery will be delivered within the prescribed three trading day settlement period. The final number of Shares to be purchased and the final proration factor will be announced following the completion of the confirmation process and the expiration of the guaranteed delivery period. Payment for the Shares accepted pursuant to the tender offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter. The Company expects to announce the final results of the exchange offer, including the final proration factor, on Monday, October 31, 2016.

Broadridge Corporate Solutions, Inc. served as information agent and depositary for the tender offer. Stockholders and investors who have questions or need assistance may call Broadridge Corporate Issuer Solutions, Inc. at (866) 321-8022 (toll-free).

ABOUT ZAIS FINANCIAL CORP.

ZAIS Financial Corp. is a real estate investment trust (“REIT”) which originates, acquires, finances, services and manages a diversified portfolio of residential mortgage assets, other real estate-related securities and financial assets. The Company is externally managed and advised by ZAIS REIT Management, LLC, a subsidiary of ZAIS Group, LLC. Additional information can be found on the Company’s website at www.zaisfinancial.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company, that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect ZFC’s business is included in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.